Skullenwink LLC



ANNUAL REPORT

14825 E SHEA BLVD

FOUNTAIN HILLS, AZ 85268

0

bonehausbrewing.com

This Annual Report is dated April 25, 2022.

BUSINESS

The Company's business model consists of selling beer through wholesale channels focused on bars, restaurants, mass-retailers, bottle shops, casinos and other attractions as well as through retail channels direct to the end consumer via a retail tap room and online sales. Our beer is sold across Arizona at bars, restaurants, mass-retailers, bottle shops, casinos and other attractions like Total Wine & More, AJ's Market, and Whole Foods, as well as growing direct-to-consumer business online and in the tap room. The Company has established a well-developed brand that deeply resonates with customers and is incredibly unique, unlike any other brewery. The Company is managed by a very experienced team led by two former executives from Fender Musical Instruments and Microsoft, respectively and includes professional project managers, social media influencers, Cicerones and marketing/sales career professionals. Skullenwink LLC is doing business as Bone Haus Brewing and is experiencing strong growth with overall sales climbing almost 30% YoY from 2020 to 2021 and whole sale sales growing 214% from 2020 to 2021.

Previous Offerings

Name: Class A Membership Units

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,700,000

Use of proceeds: Executive Voting Shares

Date: February 13, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Our revenue has been positively impacted by two primary factors – increase in tap room traffic and increase in distribution sales. In our tap room we have seen a 39% increase in daily sales and a 43% increase in number of daily transactions from 2020 to 2021. Our wholesale business transactions increased by 59% over the same time period. We entered into a new distribution contract with Crescent Crown Distributing at the close of 2021 which has led to a 214% increase in distribution sales of our product in the market over 2021Q1 to 2022Q1. This new relationship also opened the door to larger wholesale customers that we previously could not work with using our old distributor such as Sprouts Farmers Market

Cost of sales

Cost of Sales varies depending on the product being sold due to differences in ingredient costs as well as different point of sale prices. There is also higher margin on beer sold in our tap room as opposed to beer sold for distribution. On average our beers cost approximately $0.08 per oz to produce and we sell them on average for approximately $0.44 per oz in the tap room and $0.12 per oz to our distributor and other wholesale accounts. This cost factors in raw ingredients, packaging and labor.

Gross margins

Currently we are running with a gross margin of 70-80% for beer sold in our tap room and 25-30% for beer sold to our distributor. Industry standard margins for craft beer are 20-30% so we are in line with those numbers.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and maintenance expenses. Expenses in 2021 increased $94,533 from 2020. Most of this is attributed to an increase in production labor, maintenance and more raw materials.

Historical results and cash flows:

The historical results and cash flows demonstrated in this document are representative of what investors can expect in the future with Skullenwink, LLC. The business has consistently seen positive revenue values year after year since being formed in 2018 with a 30% growth during the first year of the pandemic. The demand for our product has been rapidly increasing due to a number of factors including social media presence, event attendance, internal sales team and external distribution. The plans for 2022 include expansion of the physical footprint of our brewhouse to allow for our production volume to increase even further. This expansion in production capabilities will drive further revenue growth and allow us to reach larger retail centers such as major grocery store chains. Our cost of revenue, while it can fluctuate, has become increasingly consistent so we anticipate that to stay dialed in as we grow. By creating efficiencies in our brew process and standardizing our beers we have been able to cut down our cost per oz of product and ensure that it is repeatable across brews. The expansion will likely incur additional labor costs both for the brew team and tap room team but these costs will easily be offset but the larger volume of product that will be produced.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $196,173.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Chase Bank
Amount Owed: $91,885.70
Interest Rate: 6.6%
Maturity Date: May 01, 2023

Creditor: Chase Bank
Amount Owed: $15,088.21
Interest Rate: 18.99%

Creditor: Ascentium Capital
Amount Owed: $58,647.15

Interest Rate: 9.73%
Maturity Date: October 01, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Keith Chapman

Keith Chapman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder / Chief Marketing Officer

Dates of Service: February 13, 2015 - Present

Responsibilities: Sales, Marketing, Business Development, Tap Room Operations. Not currently taking a salary.

Other business experience in the past three years:

Employer: Fishman Transducers

Title: Product Strategist

Dates of Service: February 15, 2015 - November 15, 2019

Responsibilities: Product development and product development process improvements

Name: Andy Weiner

Andy Weiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder / Chief Operations Officer

Dates of Service: February 13, 2015 - Present

Responsibilities: Production, Supply Chain, Not currently taking a salary.

Name: Lydia Pineault

Lydia Pineault's current primary role is with iTether. Lydia Pineault currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Corporate Secretary / Project Manager

Dates of Service: June 15, 2021 - Present

Responsibilities: Corporate compliance, project management, operations. Not currently taking a salary.

Other business experience in the past three years:

Employer: iTether

Title: Project Manager

Dates of Service: April 01, 2019 - Present

Responsibilities: project management, software implementation

Other business experience in the past three years:

Employer: Bank of America

Title: Relationship Manager

Dates of Service: March 01, 2018 - March 31, 2019

Responsibilities: customer relation management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units

Member Name: Keith Chapman

Amount and nature of Beneficial ownership: 3,350,000

Percent of class: 50.0

Title of class: Class A Units

Member Name: Andy Weiner

Amount and nature of Beneficial ownership: 3,350,000

Percent of class: 50.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Units.

Class A Units

The amount of security authorized is 6,700,000 with a total of 6,700,000 outstanding.

Voting Rights

Except as may be provided in this Certificate of Incorporation or required by law, the Class A Units shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Units being entitled to one vote for each share of Class A Units held of record by such holder on such matters.

Material Rights

The Class A Members have certain rights of first refusal and buyout rights with respect to the other Class A Members, which are not applicable to the Class B Units. Please refer to the Operating Agreement attached as an Exhibit to this Form C for more information.

Class B Units

The amount of security authorized is 1,100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2022.

Skullenwink LLC

By   /s/ *Keith Chapman*

     Name: Skullenwink LLC

     Title: Member

Exhibit A

FINANCIAL STATEMENTS



Skullenwink LLC, dba Bone Haus Brewing (the "Company")
an Arizona Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Skullenwink LLC, dba Bone Haus Brewing

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 30, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	196,173	14,013
Accounts Receivable	3,857	2,134
Inventory	13,399	41,477
Total Current Assets	213,429	57,624
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	126,576	144,889
Intangible Assets: Trademark, net of Accumulated Depreciation	17,054	-
Security Deposits	3,375	3,525
Other Assets	51,767	-
Total Non-Current Assets	198,772	148,414
TOTAL ASSETS	412,201	206,038
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	15,088	5,887
Line of Credit	93,079	105,581
Accrued Taxes	268	11,402
Accounts Payable	16,831	-
Sales Tax Payable	12,891	-
Short Term Portion of Note Payable	9,053	-
Other Liabilities	16,851	-
Total Current Liabilities	164,060	122,870
Long-term Liabilities		
Notes Payable	38,469	-
Total Long-Term Liabilities	38,469	-
TOTAL LIABILITIES	202,529	122,870
EQUITY		
Member Capital	209,672	83,168
Total Equity	209,672	83,168
TOTAL LIABILITIES AND EQUITY	412,201	206,038

Statement of Operations

	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	665,672	475,541
Cost of Revenue	171,809	83,723
Gross Profit	493,863	391,818
Operating Expenses		
Depreciation	57,458	20,940
Amortization	1,593	-
Compensation	222,500	180,123
General and Administrative	24,443	19,689
Advertising and Marketing	105,468	65,784
Rent and Lease	58,979	57,093
Other Operating Expenses	30,265	24,584
Total Operating Expenses	500,706	368,213
Operating Income (loss)	(6,843)	23,605
Other Income	9,688	-
Interest Income	-	100
Other	-	56,733
Total Other Income	9,688	56,833
Other Expense	-	-
Interest Expense	12,313	4,736
Total Other Expense	12,313	4,736
Provision for Income Tax	-	-
Net Income (loss)	(9,467)	75,702

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(9,467)	75,702
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	57,458	20,940
Amortization	1,593	-
Accounts Payable	16,831	-
Sales Tax Payable	1,670	-
Inventory	28,078	(41,477)
Accounts Receivable	(1,723)	2,583
Payroll Taxes Receivable	-	2,831
Prepaid Expense	(33,661)	-
Credit Card	9,201	3,547
Accrued Taxes	87	3,617
Current Portion of Long-Term Debt	9,053	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	88,587	(7,959)
Net Cash provided by (used in) Operating Activities	79,119	67,743
INVESTING ACTIVITIES		
Equipment	(39,145)	-
Security Deposit	150	-
Net Cash provided by (used by) Investing Activities	(38,995)	-
FINANCING ACTIVITIES		
Line of Credit	(12,502)	31,047
Change in Member's Equity	117,324	(98,752)
Escrow Cash Deposit for Capital Raise	(18,106)	-
Issuance of Debt	38,469	-
Payments on Debt	-	(199)
Capital Inventory Contribution	16,851	-
Net Cash provided by (used in) Financing Activities	142,035	(67,904)
Cash at the beginning of period	14,013	14,174
Net Cash increase (decrease) for period	182,160	(161)
Cash at end of period	196,173	14,013

Statement of Changes in Member Equity

| | Member Capital | | | |
	$ Amount	Additional Paid-In Capital	Accumulated Deficit	Total Member Equity
Ending Balance 1/1/2020	141,655	-	(35,437)	106,218
Member Distributions	(98,752)	-	-	(98,752)
Net Income	-	-	75,702	75,702
Ending Balance 12/31/2020	42,903	-	40,265	83,168
Prior Period Adjustment	-	-	18,647	18,647
Start Engine Capital Interests	307,425	-	-	307,425
Syndication Costs	-	(57,814)	-	(57,814)
Member Distributions	(132,287)	-	-	(132,287)
Net Loss	-	-	(9,467)	(9,467)
Ending Balance 12/31/2021	218,041	(57,814)	30,798	209,672

Skullenwink LLC, dba Bone Haus Brewing, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Skullenwink, LLC dba Bone Haus Brewing ("the Company") was formed in Arizona on May 11, 2015. The Company plans to earn revenue by manufacturing and selling beer and other non-alcoholic sodas and coffee through wholesale and retail channels. The Company's headquarters is in Fountain Hills, Arizona. The Company's customers will be in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

	Retail Beer	Wholesale Beer	Events & Merchandise	Total
Year				
2020	$418,379	$26,372	$30,790	$475,541
2021	$665,672	-	-	$665,672
	$1,084,051	$26,372	$30,790	$1,141,213

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the MACRS tax method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Office Furniture	7	26,568	24,004		2,564
Leasehold Improvements	15-39	132,566	28,996		103,570
Brewery Equipment	7	167,556	147,113		20,443
Grand Total	-	287,544	142,655		126,576

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventory

Inventory consists of hops, malt, other brewing materials and packaging which are stated on the financial statements at the lower of cost or net realizable value. Inventories are generally classified as current assets.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Other Income

The Company received a Paycheck Protection Program loan of approximately $48,000 which qualified for forgiveness in 2020. The Company received a tax-exempt Economic Injury Disaster Loan grant from the Small Business Association due to COVID-19 of $9,000. The Company sold equipment in the amount of $9,688 for 2021.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – DEBT

The Company entered into an Equipment Financing Agreement in 2021, which allows the Company to borrow for the financing of collateral. The loan has expected principal payments until 2026 and an interest rate of 9.727%. The amount was $47,521 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	**Amount**
2022	9,053
2023	9,974
2024	10,988
2025	12,105
2026	5,401
Thereafter	-

NOTE 5 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 6 – EQUITY

The Company is a multimember managed LLC with a single class of ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 16th, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses in the year ending December 31st, 2021 and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

CERTIFICATION

 I, Keith Chapman, Principal Executive Officer of Skullenwink LLC, hereby certify that the financial statements of Skullenwink LLC included in this Report are true and complete in all material respects.

Keith Chapman

Member